Exhibit 99.1 - Footnote 1 to Tables I and II of Form 4 Filed by Denise C. Saylor
on October 8, 2004

On April 29, 2004, the reporting person settled his obligation to deliver shares of the Issuer's common stock ("Common Stock) or an equivalent amount of cash (if elected by him) pursuant to a variable prepaid forward agreement (the
"Contract") entered into on April 24, 2001 with an unaffiliated third party buyer (the "Buyer").

The Contract obligated the reporting person to deliver to the Buyer a minimum of
20,833 shares of Common Stock and up to a maximum of 25,000 shares of Common
Stock (or an equivalent amount of cash) on the maturity date of the Contract,
April 26, 2004 (the "Maturity Date"). In exchange for assuming this obligation, the reporting person received a cash payment of $564,166.36 as of the date of entering into the Contract. The reporting person pledged 25,000 shares of Common
Stock to secure her obligations under the Contract, and retained voting and dividend rights in the pledged shares during the period of the pledge.

The Contract provided that the number of shares (or equivalent amount of cash)
deliverable by the reporting person on the Maturity Date would be determined as follows, on the basis of share prices of the Common Stock that were subject to adjustment for dividends received by the reporting person and other events specified in the Contract (the Issuer paid no dividends during the period of the
Contract, and no price adjustments were made):

     .    If the Maturity Price (i.e., the average closing prices per share of the Common Stock on each of the 30 trading days prior to and including the Maturity Date) were less than or equal to $25.5568 (i.e., the
          Floor Price), the reporting person would deliver to the Buyer 50,000 shares of Common Stock;

     .    If the price per share of Common Stock on the Maturity Date were between the Floor Price and $30.6682 (the "Cap Price"), the reporting person would deliver to the Buyer a number of shares determined by multiplying 50,000 by the Floor Price, and dividing the resulting number by the Maturity Price;

     .    If the price per share of Common Stock on the Maturity Date were greater than the Cap Price, the reporting person would deliver to the
          Buyer a number of shares determined by reference to a formula specified in the Contract that would result in the reporting person being allowed to retain (from the 25,000 shares potentially deliverable) shares having a value equal to $127,785 (i.e., the increase in value of 25,000 shares of Common Stock from $25.5568 to
          30.6682 per share), meaning the reporting person would be obligated to deliver between 20,833 and 25,000 shares of Common Stock.

The Maturity Price of the Common Stock was $14.19. Accordingly, on April 29,
2004, the Buyer retained in settlement of the Contract the 25,000 shares of
Common Stock previously pledged by the reporting person.